Exhibit 99.22

Protech Home Medical Corp.

Condensed Consolidated Interim Financial Statements

2020 First Quarter

For the Three Months Ended

December 31, 2019 and 2018

(UNAUDITED)

(Expressed in Canadian dollars)

TABLE OF CONTENTS

Condensed Consolidated Statements of Financial Position	Page 3
Condensed Consolidated Statements of Loss and Comprehensive Loss	Page 4
Condensed Consolidated Statements of Changes in Shareholders’ Equity	Page 5
Condensed Consolidated Statements of Cash Flows	Page 6
Notes to the Condensed Consolidated Financial Statements	Pages 7-15

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of these condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Protech Home Medical Corp (the “Company”) have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company.

The Company’s independent auditor has not performed a review of these unaudited condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	As at December 31, 2019	As at September 30, 2019
ASSETS
Current Assets
Cash		$8,363	$12,855
Accounts receivable, net		11,778	12,390
Inventory, net	4	6,312	4,738
Prepaid expenses and other current assets		854	800
Total current assets		27,307	30,783
Long-term assets
Property and equipment and right of use assets, net	5	25,180	19,496
Goodwill	6	5,377	1,881
Intangible assets, net	6	2,619	2,911
Deposits		100	94
Total long-term assets		33,276	24,382
TOTAL ASSETS		$60,583	$55,165
LIABILITIES
Current Liabilities
Trade payables		$8,945	$8,122
Accrued liabilities		3,936	2,319
Current portion of lease liabilities	7	10,659	8,528
Total current liabilities		23,540	18,969
Long-Term Liabilities
Debentures	7	14,696	13,966
Lease liabilities	7	5,211	3,081
Other long-term liabilities		241	-
Total long-term liabilities		20,148	17,047
TOTAL LIABILITIES		43,688	36,016
SHAREHOLDERS' EQUITY
Share capital		198,196	198,196
Contributed surplus		21,432	21,390
Accumulated deficit		(215,198)	(213,440)
Accumulated other comprehensive income		12,465	13,003
TOTAL SHAREHOLDERS' EQUITY		16,895	19,149
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$60,583	$55,165

APPROVED ON BEHALF OF THE BOARD:

signed “Donald Ewing”	signed “Mark Greenberg”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 3

PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME

(UNAUDITED)

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	Three Months ended December 31, 2019	Three Months ended December 31, 2018
Revenue
Sales of medical equipment and supplies		$9,862	$9,314
Rentals of medical equipment		12,907	11,195
Total revenue		22,769	20,509
Cost of revenue		6,029	6,230
Gross margin		16,740	14,279
Selling, general and administrative	10	12,552	10,543
Depreciation	5	4,551	3,167
Amortization of intangible assets	6	239	151
Stock-based compensation	8	42	530
Gain on sale of property and equipment		(79)	(2)
Other expense (income)		(146)	6
Operating Income from continuing operations		(419)	(116)
Financing expenses
Interest expense, net		604	396
Change in fair value of debentures and derivative	7	735	(68)
Income before taxes from continuing operations		(1,758)	(444)
Provision (benefit) for income taxes		-	(58)
Net income from continuing operations		(1,758)	(386)
Discontinued operations:
Net income from discontinued operations	13	-	521
Net income		$(1,758)	$135
Other comprehensive income
Cumulative translation adjustment		(538)	1,455
Comprehensive income		$(2,296)	$1,590
Net income per share
Basic	11	$(0.02)	$0.00
Diluted	11	$(0.02)	$0.00
Weighted average number of common shares outstanding:
Basic		83,589	80,853
Diluted		83,589	85,790

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Number of Shares (000’s)	Capital stock	Contributed surplus	Accumulated Deficit	Accumulated other comprehensive income
Balance September 30, 2018	75,819	$193,951	$19,041	$(206,055)	$12,332	$19,269
Net income	-	-	-	135	-	135
Other comprehensive income	-	-	-	-	1,455	1,455
Stock-based compensation (Note 8)	-	-	530	-	-	530
Stock issued with acquisition (Note 3)	227	164	-	-	-	164
Proceeds from issuance of shares (Note 8)	7,483	4,120	-	-	-	4,120
Underwriter options issued (Note 8)	-	(135)	135	-	-	-
Balance December 31, 2018	83,529	$198,100	$19,706	$(205,920)	$13,787	$25,673
Balance September 30, 2019	83,589	$198,196	$21,390	$(213,440)	$13,003	$19,149
Net loss	-	-	-	(1,758)	-	(1,758)
Other comprehensive income	-	-	-	-	(538)	(538)
Stock-based compensation (Note 8)	-	-	42	-	-	42
Balance December 31, 2019	83,589	$198,196	$21,432	$(215,198)	$12,465	$16,895

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Notes	Three months ended December 31, 2019	Three months ended December 31, 2018
Operating activities
Net income from continuing operations		$(1,758)	$(386)
Net income from discontinued operations		-	521
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		4,790	3,318
Depreciation and amortization - discontinued operations		-	100
Accretion expense		-	100
Change in fair value of debentures and derivative	7	735	(68)
Gain on disposal of property and equipment		(79)	(2)
Stock-based compensation	8	42	530
Bad debt expense	10	1,984	1,322
Bad debt expense - discontinued operations		-	21
Change in Working Capital:
Net (increase) decrease in accounts receivable		(669)	(2,730)
Net (increase) decrease in inventory		(534)	(509)
Net (increase) decrease in other current assets		(11)	(694)
Net increase (decrease) in trade payables and accrued liabilities		(55)	948
Net cash flows provided by operating activities		$4,445	$2,471
Investing activities
Purchases of property and equipment		(43)	(67)
Proceeds from sales of property and equipment		92	2
Cash paid for acquisitions	3	(4,160)	(526)
Net cash flow used in investing activities		$(4,111)	$(591)
Financing activities
Payments of finance lease obligations		(4,979)	(4,481)
Proceeds from issuance of common shares		-	4,120
Net cash flow received (used in) financing activities		$(4,979)	$(361)
Net increase (decrease) in cash		(4,645)	1,519
Effect of exchange rate changes on cash held in foreign currencies		153	399
Cash, beginning of period		12,855	4,331
Cash, end of period		$8,363	$6,249

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Protech Home Medical Corp. ("Protech" or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is 5626 Larch St. Suite 202, Vancouver, BC V6M 4E1. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP and BiPAP units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services. The Company has embarked on an acquisition strategy for additional revenue and profit growth. The Company’s shares are traded on the TSX Venture Exchange under the symbol PTQ. The stock is also traded over the counter in the United States under the symbol PHMZF.

On July 29, 2019, the Company sold all the assets of one of its subsidiaries, Patient Home Monitoring, Inc. The consolidated financial statements and the notes reflect the Patient Home Monitoring, Inc. as discontinued operations. Prior year amounts have been reclassified in order to be comparable to the current year presentation.

Share consolidation

Effective December 31, 2018, the Company consolidated its common shares on the basis of one (1) new post-consolidation common share for every five (5) pre-consolidation common shares. The consolidation will affect shareholders uniformly, including holders of outstanding incentive stock options, warrants and other securities convertible into exercisable for common shares on the effective date.

Going concern

These consolidated financial statements have been prepared on a going concern basis. The application of the going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operation. If this assumption was not appropriate, adjustments to these condensed consolidated financial statements may be necessary.

2.	Summary of significant accounting policies

Unreserved statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2019 and 2018.

Except as noted below, the Company has followed the same basis of presentation, accounting policies and method of computation for these condensed consolidated interim financial statements as disclosed in the annual audited consolidated financial statements for the years ended September 30, 2019 and 2018.

The unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on February 26, 2020.

These unaudited condensed consolidated interim financial statements, which are presented in Canadian dollars, have been prepared under the historical cost convention, as modified by the measurement at fair values of certain financial assets and financial liabilities.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

New standards and interpretations adopted

IFRS 16, Leases

Effective October 1, 2019, the Company adopted IFRS 16, Leases. IFRS 16 eliminates the distinction between operating and finance leases from the perspective of the lessee. All contracts that meet the definition of a lease will be recorded in the statement of financial position with a “right of use” asset and a corresponding liability at the present value of the future lease payments using the lessee’s incremental borrowing rate of 8%.

The Company elected to adopt IFRS 16 using the modified retrospective approach. Under this approach, the Company will not restate its comparative figures, but will recognize the cumulative effect of adopting IFRS 16 as an adjustment to opening statement of financial position, with the recognition of $3,302,000 of right of use assets and finance lease obligations on October 1, 2019. On the condensed consolidated statement of income, the impact of the adoption of IFRS 16 is to increase depreciation expense and interest expense, and decrease selling, general, and administrative expenses.

The Company elected to apply the practical expedient to exclude recognition of right of use assets and lease liabilities for leases under 12 months in duration or for which the lease term ends within 12 months of initial application for leases, and for low-value assets. The Company also elected to apply IFRS 16 only to the contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 Leases will not be reassessed for whether a lease exists.

Reconciliation of lease liabilities pursuant to IFRS 16:
Operating lease commitments as at September 30, 2019	$4,360
Recognition exemption for short-term leases	(534)
Gross lease liabilities as at September 30, 2019	3,754
Amounts representing interest	(524)
Additional lease liabilities as a result of adoption of IFRS 16	$3,302

Functional currency

The consolidated financial statements of the Company are presented in Canadian dollars, which is the parent Company’s presentation currency but which differs from its functional currency, the US Dollar, which was determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

Business combinations

In accordance with IFRS 3 - Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statement of income (loss) and comprehensive income (loss) when incurred.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Acquisition of businesses and purchase accounting

Acquisition of Cooley Medical Equipment, Inc. (Cooley)

Effective October 1, 2019, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire the shares of Cooley Medical Equipment, Inc. (Cooley), a Kentucky company in the same industry as the Company. The purchase price was $3,089,000 in cash. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method.

Pro forma twelve-month revenues and net loss for Cooley had the acquisition occurred on October 1, 2018 were approximately $9,500,000 and ($1,700,000), respectively. Cooley contributed approximately $2,350,000 of revenue and ($370,000) of net loss, net of acquisition costs, for the three months ended December 31, 2019.

The fair value of the acquired assets is provisional pending final valuations of the asset and is as follows:

Cash	$106
Accounts receivable	801
Inventory	818
Prepaid assets	55
Property and equipment	2,834
Goodwill	1,794
Assumed liabilities	(3,319)
Net assets acquired	$3,089

Acquisition of Acadia Medical Supply, Inc. (Acadia)

Effective December 1, 2019, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire the shares of Acadia Medical Supply, Inc. (Acadia), a Maine company in the same industry as the Company. The purchase price was $1,071,000 in cash. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method.

Pro forma twelve-month revenues and net income for Acadia had the acquisition occurred on October 1, 2018 were approximately $4,200,000 and $400,000, respectively. Acadia contributed approximately $350,000 of revenue and $70,000 of net income, net of ac for the three months ended December 31, 2019.

The fair value of the acquired assets is provisional pending final valuations of the asset and is as follows:

Cash	$79
Accounts receivable	139
Inventory	350
Property and equipment	164
Deposits	10
Goodwill	1,815
Accounts payable and accrued liabilities	(1,486)
Net assets acquired	$1,071

Prior Periods

During the three months ended December 31, 2018, the Company acquired two businesses. The details of these acquisitions were disclosed in Note 7 of the Company’s annual financial statements for the year ended September 30, 2019.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

4.	Inventory

	As at December 31,	As at September 30,
	2019	2019
Serialized	$1,461	$936
Non-serialized	4,851	3,802
Total inventory	$6,312	$4,738

5.	Property and equipment and right of use assets

Property and equipment is stated at cost less accumulated depreciation. Major renewals and improvements are charged to the property accounts, while maintenance, and repairs which do not extend the useful life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives of the assets are as follows:

Description	Estimated Useful Life
Monitoring equipment	1-5 years
Computer equipment	3-5 years
Vehicles	3-5 years
Office furniture and fixtures	5-10 years
Leasehold improvements and right of use real estate leases	Life of Lease

Depreciation of monitoring equipment commences once it has been deployed to a patient’s address and put in use. Property and equipment and other non-current assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Cost	Monitoring equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Vehicles	Capital leases adopted - IFRS 16	Total
Balance September 30, 2019	$35,377	$668	$574	$1,548	$3,426	$-	$41,593
Additions - adoption of IFRS 16	-	-	-	-	-	3,302	3,302
Additions	3,242	5	-	38	325	791	4,401
Acquisitions	1,770	-	-	306	95	827	2,998
Disposals	(4,493)	(5)	(1)	(2)	(72)	-	(4,573)
Foreign exchange	(469)	(11)	(10)	(20)	(40)	(95)	(645)
Balance December 31, 2019	$35,427	$657	$563	$1,870	$3,734	$4,825	$47,076

Accumulated Depreciation	Monitoring equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Vehicles	Capital leases adopted - IFRS 16	Total
Balance September 30, 2019	$19,557	$491	$344	$340	$1,365	$-	$22,097
Depreciation	3,840	34	33	59	195	390	4,551
Disposals	(4,496)	(5)	(1)	(2)	(44)	-	(4,548)
Foreign exchange	(153)	(9)	(7)	(4)	(26)	(5)	(204)
Balance December 31, 2019	$18,748	$511	$369	$393	$1,490	$385	$21,896

Net Book Value	Monitoring equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Vehicles	Capital leases adopted - IFRS 16	Total
Balance September 30, 2019	$15,820	$177	$230	$1,208	$2,061	$-	$19,496
Balance December 31, 2019	$16,679	$146	$194	$1,477	$2,244	$4,440	$25,180

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

6.	Goodwill and intangible assets

The Company has recorded various intangible assets consisting primarily of non-compete agreements, trademarks, customer contracts and customer relationships. Non-compete agreements are the value associated with the non-compete agreements entered by the sellers of purchased companies. Trademarks are the purchase price allocation for the value associated with the trade name of the acquired company. Customer contracts are comprised of the purchase price allocation of the present value of expected future customer billings based on the statistical life of a customer. Customer relationships are the value given in the purchase price allocation to the long-term associations with referral sources such as doctors, medical centers, etc. Finite life intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Description	Estimated Useful Life
Non-compete agreements	5 Years
Trademarks	10 Years
Customer contracts	2 Years
Customer relationships	10 Years

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Statements of Net Loss and Comprehensive Loss when the asset is derecognized.

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and the carrying value of property and equipment and intangible assets.

Cost	Goodwill	Non- compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2019	$1,881	$684	$1,776	$5,099	$11,204	$18,763	$20,644
Acquisitions	3,609	-	-	-	-	-	3,609
Effects of changes in exchange rates	(113)	(13)	(34)	(98)	(216)	(361)	(474)
Balance December 31, 2019	$5,377	$671	$1,742	$5,001	$10,988	$18,402	$23,779

Accumulation amortization	Goodwill	Non- compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2019	$-	$636	$1,176	$4,937	$9,103	$15,852	$15,852
Amortization	-	12	26	94	107	239	239
Effect of changes in exchange rates	-	(12)	(23)	(96)	(177)	(308)	(308)
Balance December 31, 2019	-	$636	$1,179	$4,935	$9,033	$15,783	$15,783

Net carrying amount	Goodwill	Non- compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2019	$1,881	$48	$600	$162	$2,101	$2,911	$4,792
Balance December 31, 2019	$5,377	$35	$563	$66	$1,955	$2,619	$7,996

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

7.	Debentures and lease liabilities

Debentures

On March 7, 2019, the Company issued $15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30th and December 30th of each year. Each $1,000 debenture is convertible at the option of the holder into approximately 769.23 common shares. After three years, the Company can force conversion of the outstanding principal at conversion price of $1.30, if the daily volume weighted average price of the common shares exceeds $1.62/share for twenty consecutive trading days. The debenture agreement also allows for payment of cash in lieu of common shares upon exercise of conversion right by the holder, equivalent of the market price on the conversion date.

The debentures contain multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company is unable to measure the fair value of embedded derivatives reliably, it has chosen to designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL).

The debentures are valued at fair value using the current trading price, with change in fair market value of $735,000 has been recorded in the statement of (loss) income and other comprehensive (loss) income for the three months ended December 31, 2019.

During 2014, the Company issued $8,625,000 in unsecured subordinated debentures due December 31, 2019. The debentures were repaid in April 2019 for $8,970,000, including a prepayment premium.

Leases Liabilities

Below is the movement in lease liabilities:

Three months ended December 31, 2019
Balance, September 30, 2019	$11,609
Additions during the period	9,506
Repayments	(4,979)
Effect of changes in exchange rates	(266)
Balance, December 31, 2019	$15,870

Additions during the year comprises of finance leases for monitoring equipment with interest at fixed rates between 0.0% - 11.5%, due between 2019 and 2023.

Future payments pursuant to lease liabilities are as follows:

	As at December 31, 2019	As at September 30, 2019
Less than 1 year	$10,659	$8,528
Between 1 and 5 years	5,211	3,081
More than five years	-	-
Total	$15,870	$11,609

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

8.	Share capital

Bought deal and private placement

On November 2, 2018, the Company completed a bought deal offering of 5,649,600 common shares of the Company at a price of $0.60 per share for gross proceeds to the Company of $3,390,000. Along with this bought deal, the Company also completed a previously announced non-brokered private placement of 1,833,333 common shares to officers and directors at the $0.60 issue price for gross proceeds to the Company of $1,100,000. Issuance costs of $343,000 in cash were incurred. The Company also issued to the underwriter compensation options equal to 6.5% of the offered shares (367,224). Each compensation option is exercisable into one common share of the Company at the issue price for a period of 24 months from the closing of the offering. These shares are recorded as compensation options at $0.60 per share. The fair value of the options has been properly valued using the Black-Scholes option pricing model.

Options

The Company has a stock option plan, which it uses for grants to directors, officers, employees and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options generally either vest immediately or annually over a two to three-year period.

A summary of stock options is provided below:

	Number of options (000’s)	Weighted average exercise price
Balance September 30, 2019	11,759	$0.52
Forfeited	(82)	0.82
Balance December 30, 2019	11,677	$0.50

At December 31, 2019, the Company had 11,323,274 vested, exercisable stock options with a weighted average exercise price of $0.48.

Stock-based compensation

The Company accounts for stock-based compensation, including stock options, using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus.

For the three months ended December 31, 2019 and 2018, the Company recorded stock-based compensation expense of $42,000 and $530,000, respectively.

The fair value of the stock options has been charged to the statement of loss and comprehensive loss and credited to contributed surplus over the proper vesting period, using the Black-Scholes option pricing model calculated using the following assumptions:

	Three months ended	Three months ended
	December 31, 2019	December 31, 2018
Share price	N/A	$0.63
Risk-free interest rate	N/A	2.24%
Expected volatility	N/A	118.17%
Expected life of option	N/A	10 years
Expected dividend yield	N/A	Nil

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

9.	Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business, None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

10.	Selling, general and administrative

	Three Months Ended	Three Months Ended
	December 31, 2019	December 31, 2018
Payroll and employee benefits	$7,680	$6,441
Facilities related expenses	675	920
Bad debt expense	1,984	1,322
Billing	435	416
Auto expense	429	357
Professional fees	381	336
Utilities	150	134
Patient acquisition	220	178
Other	598	439
Total	$12,552	$10,543

11.	Income (Loss) per share

Income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted income (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market rate. There is no impact on diluted income (loss) per share because it is antidilutive. For the purpose of income (loss) per common share calculations, the exchangeable Class A common shares of a subsidiary are treated as though they were exchanged.

Income (loss) per share is based on the consolidated income (loss) for the quarter divided by the weighted average number of shares outstanding during the period. Diluted income (loss) per share is computed in accordance with the treasury stock method and based on the weighted average number of shares and dilutive share equivalents.

The following reflects the earnings and share data used in the basic and diluted income (loss) per share computations:

	Three months ended	Three months ended
	December 31, 2019	December 31, 2018
Net loss for continuing operations	$(2,069)	$(373)
Net income for discontinued operations	-	508
Basic weighted average number of shares	83,589	80,853
Diluted weighted average number of shares	83,589	85,790
Basic - continuing operations	$(0.02)	$(0.00)
Basic - discontinuing operations	$(0.02)	$0.01
Diluted - continuing operations	$(0.02)	$(0.00)
Diluted - discontinuing operations	$(0.02)	$0.01

The outstanding stock options for the quarter ended December 31, 2019 were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

12.	Related party transactions

The Company has entered into six market rate leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $68,000 per month, plus taxes, utilities and maintenance.

Payments of $55,000 and $52,000 were made to the board for years ended December 30, 2019 and 2018, respectively.

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PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

Key management personnel also participate in the Company’s share option program (see Note 8). The Company paid or accrued compensation to key management personnel the following:

	Three months ended December 31, 2019	Three months ended December 31, 2018
Salaries and Benefits	$247	$255
Stock-based compensation	-	333
Total	$247	$588

13.	Discontinued Operations

On July 29, 2019, the Company sold the assets of Patient Home Monitoring, Inc. The consolidated financial statements and the notes reflect the Patient Home Monitoring, Inc. as discontinued operations. Prior year amounts have been reclassified in order to be comparable to the current year presentation, as follows:

Three months ended December 31, 2018
Revenue	$1,191
Cost of revenue	(94)
Gross margin	1,285
Expenses:
Selling, general and administrative	664
Depreciation	100
Income tax expense	-
Net income from discontinued operations	$521

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